Fuqin Fintech Limited

No.8 Guanghua Dongli

Zhonghai Guangchang, South Tower, 7th Floor

Chaoyang District, Beijing, PRC 100020

August 3, 2018

Via E-Mail

Era Anagnosti

Acting Assistant Director

Office of Financial Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Fuqin Fintech Limited

Amendment No. 2 to

Draft Registration Statement on Form F-1

Submitted June 28, 2018

CIK No. 0001723141

Dear Ms. Anagnosti:

We are in receipt of your comment letter dated July 17, 2018 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

Industry and Market Background, page 6

1.	We note your response to comment 3. There does not appear to be a description of how you ensure that the borrowed funds are used for real consumption with specified uses. Please provide us with further description of your business practices as well as revise your filing to indicate how you are able make those assurances, and in what Stage the use of borrowed funds is part of the process.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that Circular 141 specifies the features of “cash loans” contains four main characteristics being:

1)	no specific supporting consumption scenarios;
2)	no specified use of loan proceeds;
3)	no qualification requirement on customers; and
4)	no collaterals on the loans.

Only loans that contain all of the above four main characteristics are considered “cash loans”. Since all the loans facilitated through our platform are secured with the borrowers’ cars as collaterals, thus do not have the fourth characteristic of “cash loans.” Therefore, we do not believe they are “cash loans” as per Circular 141, and our loan facilitation services through our platform are not subject to the regulation of Circular 141. However, as part of our general business practices, we will still inquire of the borrowers at the application stage their specific purposes, including the specific consumption and uses, of the proceeds. The specific purposes are then stated in the borrower’s loan agreement. We will also advise the borrowers that the loans should not be used for purposes that are prohibited by Chinese government such as using loans proceeds in real estates and stock market investments. We cannot make the assurances that the loans facilitated through us are ultimately being used for their original specified purposes. However, we do not believe that this will change our conclusion that the loans facilitated through us are not “cash loans” pursuant to Circular 141.

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Loan Performance Rate, page 55

2.	We note your response to comment 6 that the lower delinquency rate associated with loans paying interest first and principal at maturity was mainly due to the small volume of loans under this method as they accounted for only 17.96% of the total loans facilitated through your platform. We also note your response to comment 6 that due to its lower percentage compared to the total revenue, the delinquency data related to this method may not be representative of the population and produce and objective and comparable result for the two methods. Please address the following:

●	Tell us what consideration was given to calculating the delinquency rates separately for each method rather than using the total portfolio of loans in the denominator as this would appear to provide a better understanding of the risks by loan type.

●	Tell us what consideration was given to calculating average delinquency rates for your on-line and offline channels, independently, rather than using total portfolio loans in the denominator.

●	Lastly, please revise your disclosure to include a definition of “average delinquency rates,” providing the components of the calculation.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that our considerations were as follows:

●	Calculating the delinquency rates for each payment method using the total portfolio loans will provide the actual average delinquency rate information of the entire portfolio loans to the investors. If we calculate the delinquency rate for each method separately using their individual subtotal loan amounts, the sum of the individual average delinquency rates for the two methods will not equal to the actual average delinquency rate for the entire portfolio loans. This is because the loan amounts facilitated under the two methods have different weights in the entire portfolio loans. Therefore, it is our view that disclosing the actual delinquency rate of the entire portfolio loans will provide more useful information to the investors.

●	We observed that our other Chinese peer fintech companies listed on NYSE (e.g. Yirendai (“YRD”) and China Rapid Finance (“XRF”)) had disclosed average delinquency rate information using the same approach, i.e. calculating the average delinquency rates by using different types of loan products to divide the total portfolio loans. In order to provide investors with information that is comparable to our peer industry companies, it is our view that it is more appropriate to follow the same disclosure approach that our peers use.

●	Based on the same reasons discussed above, our online and offline average delinquency rates were calculated using the total portfolio loans. We have added a definition of “Average Delinquency Rate” under the Loan Performance Rate tables on pages 55 and 57.

Ability to Maintain the Borrowers in a Cost-Effective Manner, page 55

3.	We note your response to comment 8. If material, please quantify the number and percentage of your borrowers that are “qualified customers” under your program.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that, as of June 30, 2018, there were 4,322 customers, which accounted for 14.77% of the total number of borrowers (accounted for 16.33% of loans facilitated), that are qualified customers under our program. We have updated our Registration Statement to include this disclosure on page 56.

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Comparison of the Fisical Years Ended December 31, 2017 and December 31, 2016, page 59

4.	We note your response to comment 5 and your revised disclosure under the section “Specific Factors Affecting Our Results of Operations” on pages 55 to 58. These revised disclosures do not appear to adequately address material changes in balance sheet items. Please expand your disclosure to provide a fulsome discussion and analysis of changes in financial position, addressing any material events and / or causes for significant fluctuations in specific balance sheet line items from year to year that would better facilitate an understanding of your financial condition and changes in financial condition. Refer to Instructions to paragraph 303(a) in Item 303 of Regulation S-K for guidance.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have reviewed the guidance in paragraph 303 (a) in Item 303 of Regulations S-K and a number of the SEC Interpretive Releases regarding the interpretations of MD&A, and have referred to a number of large SEC filers (including some Fortune 500 companies), we could not locate the specific guidance or find examples from other major SEC filers regarding the requirements of a discussion for significant fluctuations on balance sheet items. Nevertheless, we have added a separate section to discuss the fluctuations in the major items of our balance sheets. Please refer to added section titled “Analysis of Items with Major Changes on the Consolidated Balance Sheets” in our MD&A starting on page 63.

Business - Overview, page 67

5.	We note your response to comment 13 that the company is not responsible for storage costs associated with repossessed vehicles as these costs are covered in the disposal costs of the vehicles and are not borne by the company. Please revise your disclosure to identify and discuss all “disposal costs”, including but not limited to storage costs, identifying the responsible party for each of these costs, and referencing the contractual arrangement or other support for the respective accounting treatment.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the disposal costs mainly include storage costs, vehicle examination costs upon title transfer, transaction costs and title transfer tax. These costs are all included in the selling price of the vehicle and are borne by the buyers. The storage costs of vehicles are fairly low since the vehicles are mostly stored in depots far from urban areas. The storage costs can be as low as less than RMB100 (about US$14) a month and the other disposal costs are fairly low as well in China (less than RMB1000 in total, equivalent to approximately US$140 per vehicle). Therefore, it is our view that the disposal cost is an immaterial information which does not warrant a disclosure in the Registration Statement.

6.	As a related matter, please revise your disclosure to include a discussion similar to that provided in response to comment 13 that the company does not repair or recondition the repossessed vehicles for resale and that they will be sold as is.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure to indicate that the Company does not repair or recondition the repossessed vehicles for resale and that they will be sold as is. Please refer to page 67 for the revised disclosure.

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Service offered to Lenders, page 73

7.	We note your response to comments 19 and 20. Please clarify if a lender can change its lending parameters for escrowed funds not yet dispersed to borrowers.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that a lender cannot change its lending parameters for escrowed funds not yet dispersed to borrowers. This was already disclosed in our last submission on page 74 where we disclosed “After the setting is completed, the parameters can no longer be changed subsequently”. To further clarify, we have revised our disclosure on page 76.

 Our platform and the service process – Stage 6: Servicing and Asset Protection, page 76

8.	We note your response to comment 1 that you cannot provide the requested disclosure differentiating between default and delinquency, or quantify the default rate for loans facilitated on your platform, by channel (i.e., on-line vs offline) for each quarter presented due to the fact that you do not differentiate or separately track default and delinquency information. We also note your disclosed default statistics on page 77 that as of December 31, 2017, 52% of the defaulted loans were settled prior to disposition, 29% of the collected cars were sold off and the remaining collected cars were still pending for negotiations with borrowers for final resolution of repayments. Please tell us how you are able to quantify these default related statistics in light of your response and revised disclosure that you do not differentiate or separately track default data. Alternatively, please provide the disclosures originally requested in comment 1.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we believe that confusion may come from the words “defaulted loans” that we used for those statistics on page 77. We would like to clarify that those statistics were still summarized based on the delinquency information of the loans. As we discussed in our responses to comment 1, our repossession could be triggered immediately or within a couple of days depending on the cases of the borrower (i.e. depending on our assessment of the borrower’s intention and willingness to settle the payment based on our follow-up communications with the borrower). After the vehicle is repossessed, we will continue to track the delinquency day information until the case is resolved through settlement. Among the repossessed vehicles, we track how many have been disposed, how many have been settled prior to dispositions, and how many are still in the process of negotiations. There is no conflict in our disclosure. We do not use the information of defaults to manage our business. Rather, we track the loans through their delinquency information to manage our business.

To ensure our Registration Statement provide a clear disclosure, we have removed the wordings of “defaults or defaulted” and replaced by “delinquency or delinquent” in the relevant sections throughout the document.

We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@ortolirosenstadt.com.

Fuqin Fintech Limited

By:	/s/ Xingliang Li
Name:	Xingliang Li
Title:	Chief Executive Officer

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